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04035241

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangsu Expressway Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 06 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34677

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 7/6/04

12-31-02
AR/S

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Final Results for the Year 2002

FINANCIAL HIGHLIGHTS

— Operating revenue amounted to RMB2,272,515,000, representing an increase of 24.21% over the corresponding period of the previous year

— Net profit amounted to RMB854,445,000, representing an increase of 1.57% over the corresponding period of the previous year

— Earnings per share was to RMB0.1696, representing an increase of 1.57% over the corresponding period of the previous year

The board of directors of Jiangsu Expressway Company Limited (the "Company") is pleased to announce the financial position and the consolidated financial statements on the operating results of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2002 which have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (collectively "HKGAAP") and which have been audited by PricewaterhouseCoopers. A summary of the consolidated financial statements, together with comparative figures for the corresponding period in 2001, is as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002

(Expressed in Renminbi ("RMB"))

	2002 *RMB'000*	2001 *RMB'000*
Turnover	2,272,515	1,829,552
Cost of sales	(954,509)	(801,792)
Gross profit	1,318,006	1,027,760
Other revenue	13,135	33,736
Administrative expenses	(80,930)	(47,272)
Other operating income	20,394	3,924
Operating profit	1,270,605	1,018,148
Finance costs	(10,727)	(19,064)
Share of results of associated companies	49,071	28,787
Profit before taxation	1,308,949	1,027,871
Taxation	(434,120)	(173,892)
Profit after taxation	874,829	853,979
Minority interests	(20,384)	(12,739)
Profit attributable to shareholders	854,445	841,240
Dividends	654,907	629,718
Earnings per share		
- Basic	RMB 0.1696	RMB 0.1670
- Diluted	Not applicable	Not applicable

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2002

(Expressed in RMB)

	2002 *RMB'000*	2001 *RMB'000*
NON-CURRENT ASSETS		
Fixed assets	11,276,734	11,513,447
Investments in associated companies	1,381,807	782,324
Long-term receivable - less current portion	—	73,157
	12,658,541	12,368,928
CURRENT ASSETS		
Inventories	7,743	5,815
Prepaid taxes	—	3,482
Long-term receivables - current portion	—	7,910
Prepayments and other receivables	71,146	56,615
Trading securities	109,067	9,234
Held-to-maturity securities	—	107,077
Cash and bank balances	719,611	775,623
	907,567	965,756
CURRENT LIABILITIES		
Short-term borrowings	120,000	210,000
Other payables	92,800	92,228
Payable on construction projects	58,741	68,041
Taxation payable	70,441	—
Dividend payables	5,818	12,669
Long-term borrowings - current portion	6,822	4,703
	354,622	387,641
Net current assets	552,945	578,115
Total assets less current liabilities	13,211,486	12,947,043
NON-CURRENT LIABILITIES		
Long-term borrowings - less current portion	61,494	50,313
Deferred tax liabilities	25,228	14,351
	86,722	64,664
MINORITY INTERESTS	396,503	378,845
Net assets	12,728,261	12,503,534
SHAREHOLERS' EQUITY		
Share capital	5,037,748	5,037,748
Reserves	7,690,513	7,465,786
Total shareholders' equity	12,728,261	12,503,534

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

(Expressed in RMB)

	2002 *RMB'000*	2001 *RMB'000*
Net cash inflow from operations	1,298,842	1,092,958
Investing activities		
Investment in associated companies	(596,900)	(244,190)
Purchase of fixed assets	(150,353)	(167,569)
Repayment of long-term receivable	53,305	—
Interest received	24,296	38,458
Dividend received	23,549	3,959
Net cash outflow from investing activities	(646,103)	(369,342)
Net cash inflow before financing	652,739	723,616
Finance activities		
Dividends paid	(636,569)	(463,123)
Dividends paid to minority shareholders	(7,726)	(10,845)
Proceeds from long-term borrowings	19,055	12,862
Repayments of long-term borrowings	(5,755)	(4,569)
Proceeds from short-term borrowings	450,000	680,000
Repayments of short-term borrowings	(540,000)	(1,050,000)
Capital injection from minority shareholders	5,000	33,000
Net cash outflow from financing	(715,995)	(802,675)
Decrease in cash and cash equivalents	(63,256)	(79,059)
Cash and cash equivalents, beginning of year	891,934	970,993
Cash and cash equivalents, end of year	828,678	891,934

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2002

(Expressed in RMB)

	Share Capital	Share Premium	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Retained Earnings	Total Equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at 1 January 2001	5,037,748	5,730,454	215,694	107,848	1,023,947	12,115,691
Dividends	—	—	—	—	(453,397)	(453,397)
Profit for the year	—	—	—	—	841,240	841,240
Profit appropriations	—	—	78,086	39,043	(117,129)	—
Balance as at 31 December 2001	5,037,748	5,730,454	293,780	146,891	1,294,661	12,503,534
Dividends	—	—	—	—	(629,718)	(629,718)
Profit for the year	—	—	—	—	854,445	854,445
Profit appropriations	—	—	107,851	53,925	(161,776)	—
Balance as at 31 December 2002	5,037,748	5,730,454	401,631	200,816	1,357,612	12,728,261

II. FINAL DIVIDEND

The Directors has proposed to pay the final dividends of RMB0.13 per share (tax inclusive).

III BUSINESS REVIEW

OVERALL PERFORMANCE

— The Group continued to maintain profit growth for the past six years. Operating turnover for the year ended 31st December 2002 (the "Year") was RMB2,272,515,000.

— Under the financial statements prepared in accordance with the PRC accounting standards, net profit of the Group for the Year was approximately RMB816,833,000. Earnings per share was approximately RMB0.1621, an increase of 4.58% over the previous year. Under the financial statement prepared in accordance with the HKGAAP, net profit after tax and minority interests for the Year was approximately RMB854,445. Earnings per share were approximately RMB0.1696, an increase of 1.56% over the previous year.

— Toll revenue from Shanghai-Nanjing Expressway was approximately RMB1,431,371,000, representing approximately 59.26% of total revenue. Toll revenue from Nanjing-Shanghai Class 2 Highway was approximately RMB249,898,000, representing approximately 10.43% of total revenue. Toll revenue from the Nanjing section of Nanjing-Lianyungang Highway was approximately RMB52,874,000, representing approximately 2.21% of total revenue. Toll revenue from the Xicheng

Expressway and Guangjing Expressway was approximately RMB292,095,000, representing approximately 12.2% of total revenue. Revenues from other operations amounted to approximately RMB368,961,000, representing approximately 15.4% of total revenue.

IV. MANAGEMENT DISCUSSION AND ANALYSIS

(1) The Operating Environment

Year 2002 was the first year since China's WTO accession. It is also a crucial year for reinforcing and building on the positive start of the 10th Five Year Plan. China continued to implement the policy of expanding domestic demand. Industrial restructuring of various sectors was well underway and the pace of infrastructure construction was accelerated. Ongoing efforts were made in all areas towards the fulfillment of the goal of creating a moderately affluent society, procuring fast economic growth and social progress. Vigorous economic performance continued with an impressive GDP growth rate of 7.9%.

The strength of economic growth was particularly outstanding in the eastern coastal region of China. Foreign capital and companies had been swiftly drawn to the Yangtze River Delta Region since China's WTO accession, resulting in the soaring growth of an open economy not seen in previous years. As one of the most active provinces in China's eastern coastal region, Jiangsu Province ranked second in the country in terms of GDP, which registered a strong growth rate of 10.3% in 2002.

The year under review was also a significant year in terms of the rapid transformation of Jiangsu Province's transport network. The province topped the nation with a total investment of RMB22.358 billion in transport infrastructure. No less than 316 miles of expressways were built during the year, and the total expressway mileage in the province open to traffic exceeded 1,700 km, taking Jiangsu to third ranking in terms of expressway mileage and first among all administrative provinces and regions in terms of expressway density. A provincial expressway network that covers all major locations and stretches through every direction has been put in place.

Meanwhile, robust economic development resulted, among other things, in further growth in automobile sales. Sales of private vehicles increased in an unprecedented scale. The province registered a 50% growth in private car ownership in 2002 according to unofficial statistics, creating favourable conditions for growth in traffic flow and toll revenues for the expressways and highways operated by the Company.

All in all, the rapid economic development both at the national and the Jiangsu provincial levels, coupled with growth in the number of vehicles and expressway mileage, has provided a predominantly favourable environment for the Group's operations, adding increasing strengths to the Company's projects.

(2) Analysis of Business Operations

1. Overview

During 2002, the Group continued to seek positive expansion of its asset base through pro-active participation and opportune investment, fully leveraging on its internal strengths as well as capitalising on the overwhelmingly positive macro-economic environment. Attempts were made to explore new business frontiers while reinforcing existing core operations, underpinning our incessant quest for profit growth. Marked efforts were also dedicated to the pursuit of rationalised and effective management and standardized operations, with a view to achieving stable and healthy corporate development.

The Group's turnover was RMB2,395,199,000 in 2002. Profit attributable to shareholders amounted to RMB854,445,000, representing a year-on-year growth of 1.57%.

2. Toll Road Operations

Toll road operations, the Group's core business, continued to perform well in 2002. All of our toll roads and bridges registered significant growth in traffic flow, resulting in gross toll revenues of RMB2,026,238,000, accounting for 84.6% of the Group's gross turnover and a year-on-year growth of 24.62%.

During the Year, the Company implemented the toll upgrade project for the southern network. Toll collection was further standardized and procedures were effectively enhanced.

Shanghai-Nanjing Expressway

During the Year, the daily average full-trip traffic volume for Shanghai-Nanjing Expressway was 25,356 vehicles, increasing by 20.67% compared to the previous year, which marks the first growth rate above 20%. Growth in traffic volume was satisfactory. Volume of cross-sectional traffic flow from the east of the Wuxi hub to Anting, Shanghai was 35,324 vehicles, growing by 25.90%, year-on-year.

Average daily toll revenues for Shanghai-Nanjing Expressway during the period amounted to RMB3,921,600, a year-on-year growth of approximately 24.23%. The proportion accounted for by large vehicles (Classes 3 to 6) increased year-on-year by 2.65 percentage points.

Nanjing-Shanghai Class 2 Highway

Following the approval of the toll station re-alignment plan for Nanjing-Shanghai Class 2 Highway by the Jiangsu Provincial Government, the Baiyang Toll Station was relocated to the border of Shanghai on 28th December 2001 and renamed as Gunan Toll Station. Re-alignment of other toll stations is underway and is expected to be completed by the end of 2003.

During the Year, an average of 41,442 tolled vehicles passed through the toll station of Nanjing-Shanghai Class 2 Highway each day, a decrease of 2.34% compared to the previous year (one-way toll collection at Gunan Station charged upon entry to Jiangsu while exits are toll-free). Average daily toll revenues increased by 11.09% to approximately RMB684,700.

Nanjing Section of Nanjing-Lianyungang Highway

During the Year, an average of 9,986 tolled vehicles passed through the Nanjing Section of Nanjing-Lianyungang Highway each day, an increase of 5.68% compared to the previous year. Average daily toll revenues was approximately RMB144,900, a year-on-year increase of 4.88%. No negative impact was seen from major road maintenance works carried out during the Year, as toll revenues generated were higher than expected.

Guangjing Expressway and Xicheng Expressway

During the Year, Guangjing Expressway and Xicheng Expressway maintained the rapid growth trends that had been seen since the Nanjing-Shanghai Expressway became fully open to traffic, registering average daily full-trip traffic volumes of 19,481 vehicles and 17,205 vehicles, respectively, growing 45.80% and 44.76% compared to the previous year, respectively. Average daily toll revenues amounted to RMB341,500 and RMB458,500, respectively, representing year-on-year growth of 44.71% and 49.04%, respectively.

Jiangyin Yangtze Bridge

An average of 20,836 tolled vehicles passed through Jiangyin Yangtze Bridge every day during the Year and average daily toll revenues amounted to RMB1,016,100 million, representing year-on-year growth of 33.95% and 45.08%, respectively.

Sujiahang Expressway

The 54.4 km southern section (Suzhou to Wujiang) of Sujiahang Expressway, acquired during the Year, was opened to traffic on 8th December 2002. Since then, the growth of traffic flow has beaten expectations. Average daily full-trip traffic volume was 16,702 vehicles and average daily toll revenues amounted to RMB579,100, showing strong potential for future growth.

The northern section (Changshu to Suzhou) is scheduled to be opened to traffic in July 2004. Satisfactory conditions have been reported in terms of investment, work progress and quality control.

Road Maintenance

Rapid growth of traffic flow, increasing overloaded and over-speed vehicles and aging of the roads have resulted in damage of the road surface of expressways. In view of the situation, the Company has devoted more human and financial resources to road maintenance and has remedied hazards on the road surface in a timely manner to ensure that the expressways are providing a safe passage.

New technologies, processes and materials have been introduced to enhance maintenance quality. Slurry technology has been applied in the maintenance of all sections and new materials for road surface repairs, such as TL2000 and ERA-C, etc, have been used to enhance preventive maintenance. Conditions of the road surface have been significantly improved as a result.

The Company has also developed an intelligent detective vehicle for inspecting road conditions, with major technical features matching international standards and being the country's first.

3. **Non-core Businesses**

The Company actively develops non-core businesses along its expressways. Such businesses, including advertising, petroleum stations and food catering, have been adequately expanded and have provided good services to expressway travellers as well as good profits to the Company. These businesses have added a unique character to Shanghai-Nanjing Expressway. Meanwhile, the Company has optimised the use of its resources along its expressways, one of which was the leasing of telecommunications cabling resulting in additional revenue of RMB14,706,000 during the Year.

Revenues from non-core businesses totalled RMB368,961,000 in 2002, a year-on-year growth of 25.59%.

(3) **Financial Analysis**

The Company adopts a financial policy which is proactive yet prudential. It reviews its debt portfolio regularly and makes any necessary change as it arises, so that risks of investment are strictly under control, thereby maximising the interests of both the Company and the shareholders.

Financial position of the Group (under the HKGAAP)

Items	**2002** *(RMB'000)*	**2001** *(RMB'000)*	**Change** *(%)*
Non-current assets	12,658,541	12,368,928	2.34
Net current assets	552,945	518,115	-4.35
Long-term liability	86,722	64,664	34.11
Minority Interests	396,503	378,845	4.66
Shareholders' equity	12,728,261	12,503,534	1.80
Operations profit	1,270,605	1,018,148	24.80
Net income	854,445	841,240	1.57

Main reasons for the movement: The decrease in long-term liabilities and the increase in shareholders' equity were due to the capitalisation of long-term liabilities pursuant to a resolution of the board of Guangjing Xicheng Co..

Capital expenditure and financial resources

In 2002, the Group has implemented capital expenditure of approximately RMB756,548,000, with details as follows:

Items	*RMB'000*
Investment in Sujiahang Expressway	489,400
Investment in Haide Technology	7,500
Investment in Jiangsu Leasing	100,000
Establishment of Investment Company	95,000
Investment in fixed assets	64,648
Total	756,548

The above capital expenditure was funded by the Group's own internal sources.

Management of cash and liabilities

As an operator of toll expressways, the Group has been able to maintain a relatively stronger cash inflow from its ordinary operations since it started to operate, and its has solvency position has been strong. In 2002, the cash inflow from operating activities was RMB1,298,842,000, representing an increase of 18.84% over the previous year. Accordingly, the management considers that the Group has no liquidity problem.

As at 31st December 2002, the Group had a total of RMB828,678,000 in cash and cash equivalents, as well as bank borrowings of RMB188,316,000:

Items	**As at 31st December, 2001** **The Group** *(RMB'000)*
Cash and cash equivalents	
Cash at hands	252
Term deposits	43,961
Current deposits	675,398
Trading securities	109,067
Total:	828,678
Borrowings	
Short-term bank borrowings	120,000
Long-term borrowings-current portion	6,800
Long-term bank borrowings	61,494
Total:	188,316

Solvency position

At the end of 2002, the borrowings of the Company were as follows:

		RMB'000
1.	Repayable within one year	126,822
2.	Repayable after one year, within two years	6,822
3.	Repayable after two years, within five years	20,466
4.	Repayable after five years	34,206
Total:		188,316

Notes:

1. The long-term bank loans were calculated at fixed interest rates, the facility of which amounts to US$ 9,800,000 in total. The interest rate for the Spanish government loan was 1%, the interest rate for the buyer's credit loan was 6.77%. The government loan and the buyer's credit loan amounted to US$4,955,211 and US$3,296,880 respectively.

2. Commercial loans were calculated at fixed interest rates of 5.04%.

3. The management of the Company believes that the Company has sufficient cashflow for repayment of due bank borrowings.

Cash and bank deposits

The interest expenses for 2002 amounted to RMB10,727,000. Interest income amounted to RMB8,190,000, being interest income from bank deposits.

Risk on the rates of foreign exchange

The Group has no material foreign exchange risks. The Group obtained a loan from the Spanish Government in 1998 equivalent to US$9,800,000. As at 31st December 2002, the balance of the loan was US$8,252,101, but the Group has currently a foreign exchange deposit of US$5,279,161 which offset the foreign exchange risks.

Capital structure of the Group

The capital structure of the Group as at 31st December 2002 and the figures for 2001 for comparison are as follows:

Items	**As at 31st December 2002**		**As at 31st December 2001**	
	RMB'000	*%*	*RMB'000*	*%*
Shareholders' equity	12,728,261	93.8	12,503,534	93.8
Minority interests	396,503	2.9	378,845	2.8
Liabilities at fixed interest rates	188,316	1.4	265,016	2.0
Interest free liabilities	253,028	1.9	187,289	1.4
Total	13,566,108	100	13,334,684	100

Ageing analysis of prepayments and other accounts receivable

	The Group			
	As at 31st December 2002		As at 31st December 2001	
	Amount *RMB'000*	% Over the Balance of the account	Amount *RMB'000*	% Over the Balance of the account
Ageing of balance				
Within 1 year	71,146	100%	47,680	84.22%
1-2 years	—	—	7,455	13.17%
2-3 years	—	—	1,480	2.61%
Total	71,146	100%	56,615	100.00%

Accounts receivable of the Group arose from the road repair and maintenance fees of Modern Road and Bridge Company which were receivable from third parties and the liquidation settlement receivable from Yixing Communications Construction Co. on the liquidation of Yicao Co..

Ageing Analysis of construction fee payable

	The Group			
	As at 31st December 2002		As at 31st December 2001	
	Amount *RMB'000*	% Over the Balance of the account	Amount *RMB'000*	% Over the Balance of the account
Ageing of balance				
Within 1 year	58,741	100%	45,661	67.11%
1-2 years	—	—	364	0.53%
2-3 years	—	—	16,214	23.83%
over 3 years	—	—	5,802	8.53%
Total	58,741	100%	68,041	100.00%

(4) **Operational Issues and Problems and Corresponding Solutions**

The abolition of tax concession had an inevitable impact on the Company's profit. Profit tax payable by the Group in 2002 amounted to RMB400,500, equivalent to 272.14% of the actual amount of tax paid in the previous year. The effect of the abolition of tax concession on the Company's profit was mitigated by steady growth in operating income thanks to efforts to increase revenues.

(5) **Investments made by the Company**

Please refer to the section headed "Disclosure of Major Events" in this report.

(6) **Business Development Plans**

In 2003, Jiangsu Province shall strive to maintain an annual growth rate of over 10%, achieving GDP value of RMB1,170 billion. Construction of transport infrastructure will be a priority and its development will be accelerated, with investments planned for the year amounting to RMB24.5 billion, an increase of RMB2.142 billion compared to 2002. RMB13.4 billion has been earmarked for expressway construction, which is expected to add mileage of more than 300 km, bringing the total expressway mileage in the province to above 2,000 km.

The nation's ongoing development towards a moderately affluent society shall provide a favourable external environment for the Company's operations. A string of construction projects in the pipeline shall provide a strong driving force to the Company's growth, while our existing financial and technological strengths shall render solid support for further improvements in the Company's operational management.

A project to widen Shanghai-Nanjing Expressway has been contemplated to meet growing traffic flow, for which a feasibility study report and construction plans are now closely reviewed. The Company expects to report concrete progress of this project within 2003.

Relocation of toll stations along Nanjing-Shanghai Class II Highway continues and efforts are being made for the re-aligned stations to start toll collection within the first half of 2003. We will strive to reduce hazards arising from the removal process to a minimum to ensure smooth relocation of the stations concerned.

Management enhancement represents a reinforcement task for the Company and an important foundation for the Company's long-term development. We will continue to designate 2003 as the "Management Year", during which we are set to achieve the management objectives of enhancing disciplines in business practices, improving service standards, introducing performance appraisal systems and promoting rationalised decision-making. A human resource management structure that emphasises both fairness to employees and competitiveness for the Company will be put in place to ensure results-driven performance.

Practical financial policies and capital-raising programmes will be formulated on the basis of the Company's operational requirements and investment plans. Opportunities to participate in relevant projects will be actively pursued to expand the Company's portfolio of toll road and bridges in Jiangsu Province.

V. SHAREHOLDERS AND THE CHANGES IN SHARE CAPITAL

(1) Changes in Share Capital

(in Share)

	Share capital Structure	Before Change	Rationed Share	Bonus Share	Shares Transferred from Reserve Fund	Increase	Others	After Change
I.	Shares not in circulation							
1.	Promoter's share Including:	3,381,214,600	—	—	—	—	—	3,381,214,600
	State-owned shares	2,781,743,600	—	—	—	—	—	2,781,743,600
	Domestic legal person share	599,471,000	—	—	—	—	—	599,471,000
	Foreign legal person share	—	—	—	—	—	—	—
	Others	—	—	—	—	—	—	—
2.	Legal person share	284,532,900	—	—	—	—	—	284,532,900
3.	Internal staff share	—	—	—	—	—	—	—
4.	Preference share	—	—	—	—	—	—	—
	Sub-total of shares not in circulation	3,665,747,500	—	—	—	—	—	3,665,747,500
II.	Shares in circulation							
1.	RMB ordinary share	150,000,000	—	—	—	—	—	150,000,000
2.	Domestic listed foreign share	—	—	—	—	—	—	—
	Overseas listed foreign share	1,222,000,000	—	—	—	—	—	1,222,000,000
	Others	—	—	—	—	—	—	—
	Sub-total of shares in circulation	1,372,000,000	—	—	—	—	—	1,372,000,000
III.	Shares in total	5,037,747,500	—	—	—	—	—	5,037,747,500

Note: During the Year, there has been no change in the total number of shares or in the shareholding structure of the Company.

(2) Share Issue and Listing

1. The Company issued 150,000,000 social public shares (A shares) to domestic investors at the issue price of RMB4.20 per share. The issue of shares was successfully launched on 22nd to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market; and the shares were listed on the Shanghai Stock Exchange on 16th January 2001.

2. The Company's Sponsored Level I American Depositary Receipt ("ADR") Programme was effective on 23rd December 2002 and the ADRs have been traded in the over-the-counter market in the United States.

(3) Profile of Shareholding of Major Shareholders

1. Number of Shareholders at the End of the Year

   As at 31st December 2002, there were a total of 18,352 shareholders whose names appeared on the share register of the Company, of which 16,842 were domestic shareholders and 1,510 were foreign shareholders.

2. Shareholding of Major Shareholders

(i) As at 31st December 2002, shareholding of the top ten shareholders of the Company are as follows:

No.	Name of Shareholders	Number of shares held at the end of the period	Changes in shareholding during the period (+-)	Shareholding proportion to the Total Share capital (%)	Category of the Shares
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600		55.22	State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000		11.86	State-owned Legal Person Shares
3	The Capital Group Companies, Inc	154,696,000		3.07	H Shares
4	Capital Research and Management Company	88,250,000	88,250,000	1.75	H Shares represented by ADRs
5	Galaxy Securities Co., Ltd.	18,893,505	-426,765	0.38	A Shares
6	Huaxia Securities Company Shares	16,660,000		0.33	Social Legal Person Shares
7	Shenyin Wanguo Shares Securities Stock Company Limited	14,450,000		0.29	Social Legal Person Shares
8	Winner Glory Development Ltd.	12,000,000		0.24	H Shares
9	Jiangsu Xinsu Investment Management Company	8,484,000		0.17	Social Legal Person Shares
10	Jiangsu Huiyuan Real Estate Development Industrial Company	6,200,000		0.12	Social Legal Person Shares
11	蘇農勞服	4,760,149	4,760,149	0.08	A Shares

Note: Connection between the top ten shareholders:

1. The top ten shareholders of the Company are not connected to each other or acting in concert;

2. During the Year, the Company has not been notified of any pledge or moratorium of the shares held by legal person shareholders holding more than 5 percent of the shares;

3. During the Year, none of the connected parties, strategic investors or general legal persons has become one of the ten largest shareholders of the Company as a result of the placing of the new shares;

4. The shares held by Capital Research and Management Company were in the form of the Company's ADRs invested and managed by its funds and amounted to an equivalent of 88,250,000 H shares, of which the Smallcap World Fund, Inc. held ADRs equivalent to 79,250,000 H shares.

VI. DISCLOSURE OF MAJOR EVENTS

(1) Material Litigation or Arbitration

During the Year, the Company was not involved in any material litigation or arbitration.

(2) **Material Connected Transactions**

The Company's material transactions with connected parties during the Year under review are as follows:

Communications Holding

During the Year, the Company acquired an approximately 33.33% equity interest in Sujiahang from Communications Holdings for a total consideration of RMB315.4 million. The acquisition price was slightly lower than the valuation made by American Appraisal, a foreign valuer appointed by the Company. The acquisition was approved at the ninth meeting of the third Board of Directors and the 2001 Annual General Meeting, at which connected directors and shareholders abstained from voting.

Guangjing Expressway and Yangtze Bridge

During the Year, Guangjing Xicheng, a subsidiary of the Company and Yangtze Bridge Company, an associate of the Company, invested in Jiangsu Leasing, with total considerations of RMB100 million and RMB170 million respectively. Jiangsu Leasing increased its share capital by issuing new shares. Each RMB1 in the investment amounts was translated into RMB1 in the registered capital of Jiangsu Leasing. The transaction prices were fair and reasonable. The transactions were approved by the 11th session meeting of the third Board of Directors of the Company, at which connected directors abstained from voting.

The independent Directors of the Company have reviewed the aforesaid connected transactions and confirmed that:

a. the transaction have been entered into by the Company in the ordinary course of its business;

b. the transactions have been entered into either: (1) on normal commercial terms (the expression of which will be construed by reference to transactions of a similar nature and to be made by similar entities within the PRC); or (2) where there is no available comparison, on terms that are no less favourable than terms available to or from third parties; and

c. the transactions are fair and reasonable so far as the shareholders of the Company are concerned.

(3) **Material Contracts and Their Performance**

1. Material trusts, subcontracting or leasing

   As at 31st December 2002, the Company had no material trusts, subcontracting or leasing arrangement.

2. Material guarantees

   As at 31st December 2002, the Company had not provided any guarantee to any shareholder or connected party or any other companies.

3. Entrusted deposits

As at 31st December 2002, the Company had not placed any entrusted deposits with PRC financial institutions. There had been no time deposits that were not repaid on maturity.

4. Entrusted financial management

The principal amount of the sum of RMB210 million that the Company placed for entrusted investment management in 2001 was fully recovered in the period under review together with an investment gain of RMB14.769 million generated from entrusted investment.

During the Year, the Company entered into an entrusted investment management agreement with Suzhou Investment Company in respect of RMB100 million, representing the portion of the Company's funds that were not immediately required, for a term from 1st June 2002 to 31st May 2003. The aforesaid entrusted investment management was approved by the 11th meeting of the third Board of Directors. The agreement was not due at 31st December 2002, and therefore, the Company had not carried out any account settling with the trustee. Based on market value on the book, no losses were incurred in the entrusted amount. The Company intends to withdraw the entrusted amount once the agreement expires, and there are currently no plans for further entrusted financial management.

5. Other material contracts

As at 31st December 2002, material contracts being performed by the Company include the followings:

(i) Outstanding loan owed by the Company to relevant banks amounted to RMB188,316, among which a loan transfer agreement with Bank of China Jiangsu Branch amounting to US$9,800,000 guaranteed by Communications Holding had been fully utilized and repaid with interest. Currently the outstanding amount of the loan is US$8,252,000, equivalent to RMB68,316,000.

(ii) The Company entered into the Contract on Management of Operation and Maintenance of Nanjing Section of Nanjing-Lianyungang Expressway (which is currently being executed) with the Nanjing-Lianyungang Expressway Management Office on 8th April 1999, pursuant to which the Management Office was entrusted by the Company for the management of operation and maintenance of the Nanjing Section of Nanjing-Lianyungang Expressway, for a fee equivalent to 17% of the aggregate toll revenues of the section each year.

(4) **Undertakings**

1. The Board of Directors of the Company has undertaken, in respect of the profit distribution proposal for 2002, one cash dividend distribution of no less than 50% of the net profit of the Year.

The profit distribution proposal for 2002 was in full compliance with the above resolution of the Board of Directors. Details of the distribution plan are set out in the section headed "Profit Distribution Scheme" in the Report of the Directors of the 2002 Annual Report.

2. During the Year, there were no disclosures regarding any undertakings.made by shareholders holding 5% or more of the shares capital of the Company in press or on websites designated.

(5) **Appointment of Auditors**

Arthur Andersen & Co and Arthur Andersen Hua-Qiang CPA, the overseas and domestic auditors of the Company, respectively, entered into agreements on 17th April 2002 to merge their respective operations in China and Hong Kong with PricewaterhouseCoopers.

At the Company's 2001 Annual General Meeting, PricewaterhouseCoopers and PricewaterhouseCoopers Zhongtian CPA were appointed as the overseas and domestic auditors of the Company, respectively, and their annual remuneration was determined at RMB1,250,000. The Company had not paid any other expenses in this respect. The traveling expenses were borne by the auditors. There were no expenses that might have affected the auditors' independence. The auditors did not provide other consultancy services other than auditing.

As at 2002, the auditors had been serving the Company for six years.

(6) **Regulatory Censures**

During the Year, there was no punishment, criticism or public censors imposed against the Company, any of its Directors or Senior Management Officers by any regulatory authorities.

(7) **Other Significant Matters**

1. Dissolution of Yicao Company

Yicao Company was an associated company of the Company that was 49% held by the Company with an investment of RMB100 million. The remainder of the equity was held 51% by Yixing Communication Construction and Development Co Ltd ("Yixing Communication").

Yicao Highway's traffic flow is expected to be largely be diverted to Xiyi Expressway, a toll road running almost parallel with Yicao Highway that will be completed and opened to traffic in 2004. In addition, following the State's decision to abolish concessions in corporate profit tax, Yicao Company was required to pay profit tax at a 33% tax rate in 2002 and beyond. These developments are set to affect Yicao's operating results. With a view to protecting the interests of all parties concerned, the Company and Yixing Communication decided after consultation to dissolve and liquidate Yicao Company ahead of its due term. The dissolution was approved by the 13th session meeting of the third Board of Directors.

As at 26th January 2003, the legal procedures for dissolving and liquidating Yicao Company had been completed and the annulment of Yicao Company had been approved. As at 31st December 2002, the Company recouped RMB110,770,000 for its investment in Yicao Company. Liquidation of assets is still in progress and a separate announcement will be made by the Company when the process is completed.

2. Issuance of Level-1 ADRs

The Company's American Depositary Receipt (ADR) programme was approved on 2nd August 2002 by virtue of the CSRC document Zheng Jian Guo He Zi [2002] No. 22 and became effective on 23rd December 2002, whereby the Company's ADRs started trading in the US over-the-counter market.

The custodian bank for the Company's Level-1 ADRs is Bank of New York. Each ADR is equivalent to 20 H-Shares listed on the Stock Exchange of Hong Kong. The successful issue of ADRs has increased the liquidity of the Company's H-Shares, expanded its existing shareholders' base and enhanced its corporate image, and is in line with the Company's as well as its shareholders' interests. The Company has not issued any new shares because of the ADR programme and has no plans to do so.

3. Directors, Supervisors and Senior Management

In accordance with requirements laid down in Guidelines for Formulating Independent Directorship at Listed Companies promulgated by the China Securities Regulatory Commission, the Company adjusted the membership of the Board of Directors during the Year. At the ninth meeting of the third session of the Company's Board of Directors, Mr. Wang Guo Gang and Mr. Yang Hong Sheng were nominated as Independent Directors, Mr. Li Da Peng and Mr. Liu Bu Cun resigned as Directors, Mr. Zhu Yao Ting resigned as Director by reason of retirement and Mr. Zhang Wen Sheng was nominated as Director of the Company.

The sixth meeting of the third session of the Company's Supervisory Committee approved the resignation of Mr. Du Wen Yi as Supervisor following changes in his duties and nominated Mr. Zhang Cheng Yu as Supervisor.

The above changes in Directors and Supervisors were reviewed and approved by the 2001 Annual General Meeting of shareholders held on 28th May 2002.

VII. CODE OF BEST PRACTICE

During the Year, the Board of Directors of the Company has established an audit committee (the "audit committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange (the "Code of Best Practice"). None of the Directors is aware of any information that would reasonably indicate that the Company is, or was for any part of the period under review, not in compliance with the Code of Best Practice.

By Order of the Board
Shen Chang Quan
Chairman

Nanjiang, the PRC
20th March, 2003